NO ACT

PE
1-7-09

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

09038704

March 6, 2009

Received SEC
MAR 06 2009
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-6-09

R. Scott McMillen
Vice President and Associate General Counsel
The Charles Schwab Corporation
101 Montgomery Street
San Francisco, CA 94104

Re: The Charles Schwab Corporation
Incoming letter dated January 7, 2009

Dear Mr. McMillen:

This is in response to your letters dated January 7, 2009 and February 6, 2009 concerning the shareholder proposal submitted to Charles Schwab by the AFL-CIO Reserve Fund. We also have received a letter from the proponent dated February 4, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Robert E. McGarrah, Jr.
Counsel
Office of Investment
AFL-CIO Reserve Fund
815 Sixteenth Street, N.W.
Washington, DC 20006

March 6, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Charles Schwab Corporation
Incoming letter dated January 7, 2009

The proposal urges the board to adopt a policy of obtaining shareholder approval for any future agreements and corporate policies that would obligate the company to make payments, grants, or awards following the death of a senior executive in the form of salary, bonuses, accelerated vesting of awards or benefits, or the continuation of unvested equity grants, perquisites and other payments or benefits in lieu of compensation.

We are unable to concur in your view that Charles Schwab may exclude the proposal under rule 14a-8(i)(2). Accordingly, we do not believe that Charles Schwab may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that Charles Schwab may exclude the proposal or portions of the supporting statement under rule 14a-8(i)(3). Accordingly, we do not believe that Charles Schwab may omit the proposal or portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Charles Schwab may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that Charles Schwab may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

We are unable to concur in your view that Charles Schwab may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Charles Schwab may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Jay Knight
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

THE CHARLES SCHWAB CORPORATION

101 Montgomery Street San Francisco California 94104

February 6, 2009

By electronic transmission to shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Response to the AFL-CIO Reserve Fund's Letter of February 4, 2009 Regarding Omission of Stockholder Proposal from the 2009 Proxy Statement of The Charles Schwab Corporation

Ladies and Gentlemen:

The letter submitted by the AFL-CIO Reserve Fund (the "Proponent") in its February 4, 2009 letter, in response to the letter dated January 7, 2009 of The Charles Schwab Corporation (the "Company") requesting the concurrence of the staff of the Securities and Exchange Commission that it may exclude the proposal, ignores the scope of the proposal. The only carve-out in the proposal covering "any future agreements or corporate policies" is for "compensation that the executive earns and chooses to defer during his or her lifetime." Otherwise, it requires the company to submit for stockholder approval all benefits paid by the Company following the death of a senior executive, including benefits for death in the workplace required by state law. The Proponent's suggestion that these claims are outside the scope of the Company's death benefit policies is wrong, and the argument that state law would pre-empt the proposal in any case only serves to highlight the inherent conflict and why the proposal should be excluded. In addition, the Proponent ignores that the Company has worker's compensation insurance to pay the state-mandated benefits, under which the insurance company makes payment under the policy, and the Company is then required to reimburse the deductible within 30 days. The proposal would effectively preclude the Company from entering into future agreements or policies with insurance companies to meet its required obligations under state law.

Under the "ordinary course" exception, the Proponent also ignores that senior executives are included in benefits programs for all employees that provide for death benefits, in the form of life insurance and accidental death and dismemberment, and that the Company's ability in the future to offer broad-based programs that include senior executives would be affected by the resolution.

Further, while the Proponent's letter for the first time acknowledges that contractual terms triggered in the event of Mr. Schwab's death were approved by stockholders, the Proponent insists that references in the proposal to Mr. Schwab are not misleading, even though the proposal itself fails to mention that those terms were stockholder-approved. The proposal characterizes Mr. Schwab's agreement as an example of compensation conferring a death benefit and as an example of a "problem" that should be addressed by stockholder approval. Both characterizations are false and misleading; as a point of fact, Mr. Schwab's agreement was approved by stockholders and is a negotiated license agreement that permits the company to use his name, including after his death. Consideration for license of his name after his death in no way is linked to, or is a form of compensation for, his current employment with the company. These are not facts in dispute, and it is simply not true that these types of false and misleading statements are permissible under Staff Legal Bulletin No. 14B as the Proponent suggests.

If you have any questions, please do not hesitate to contact the undersigned at (415) 636-3255.

Very truly yours,

R. Scott McMillen

R. Scott McMillen
Vice President and Associate General Counsel
Telephone: (415) 636-3255
Fax: (415) 636-5236
Email: *scott.mcmillen@schwab.com*

cc: Daniel F. Pedrotty, AFL-CIO Reserve Fund

American Federation of Labor and Congress of Industrial Organizations

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

February 4, 2009

By e-mail to *<u>shareholderproposals@sec.gov</u>*

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: The Charles Schwab Corporation's Request to Exclude Proposal Submitted by the AFL-CIO Reserve Fund

Dear Sir/Madam:

This letter is submitted in response to the claim of The Charles Schwab Corporation ("Schwab"), by letter dated January 7, 2009, that it may exclude the shareholder proposal (the "Proposal") of the AFL-CIO Reserve Fund (the "Proponent") from its 2009 proxy materials.

I. Introduction

Proponent's shareholder proposal to Schwab urges:

> the board of directors to adopt a policy of obtaining shareholder approval for any future agreements and corporate policies that would obligate the Company to make payments, grants or awards following the death of a senior executive in the form of salary, bonuses, accelerated vesting of awards or benefits, or the continuation of unvested equity grants, perquisites and other payments or benefits in lieu of compensation. This policy would not affect compensation that the executive earns and chooses to defer during his or her lifetime.

Schwab argues that the Proposal is excludable because "if implemented, [it] would cause the Company to violate state [workers' compensation] law within the meaning of Rule 14a-8(i)(2) and is beyond the Company's power to implement within the meaning of Rule 14a-8(i)(6)." Yet the plain language of the Proposal clearly states that it would apply to "<u>future</u>

agreements and corporate policies" (emphasis added), not agreements and corporate policies already in effect at the time the Proposal is adopted by the Board of Directors. Moreover, there is absolutely no way the Proposal could be construed to deny statutory benefits under the California Labor Code because they are entitlements, not "future agreements" or "corporate policies."

II. The Proposal may not be excluded under Rules 14a-8(i)(2) and 14a-8(i)(6) because it is restricted to the Company's "future agreements and corporate policies" and is subordinate to the California Labor Code.

The legal opinion submitted by Schwab, together with its January 7 letter requesting to exclude the Proposal, states that the opinion is explicitly conditioned upon "the extent that it [the Proposal] purports to cover certain state law-mandated death benefits to employees." The plain language of the Proposal makes it clear that it is restricted to Schwab's "future agreements and corporate policies." The Proposal has nothing to do with the statutory death benefits required under California workers' compensation law. Indeed, the California workers' compensation code was enacted in 1913 and applies to all employers in the state.[1]

The precise language of the Proposal states that it applies only to "future agreements and corporate policies" that the Company might make with senior executives regarding "salary, bonuses, accelerated payments or benefits in lieu of compensation." The Proposal does not, nor could it, pre-empt the statutory death benefit requirements of the California Labor Code.

Since the Proposal in no way requires the Company to take any action that would or could be unlawful under the California Labor Code, the Company may not exclude the Proposal under Rule 14a-8(i)(6).

III. The Proposal is not a matter of "ordinary business" and may not be excluded under Rule 14a-8(i)(7).

Schwab claims that its "employee life insurance and accidental death and dismemberment insurance that pays a benefit on the death of an employee" would be affected by the Proposal because its senior executives are covered by these insurance policies. The Proposal, however, clearly states that it applies to "future agreements and corporate policies" for senior executives, not present insurance benefits that cover all of Schwab's employees.

Moreover, the Staff decisions cited by Schwab are in apposite. They each were concerned with proposals that involved company benefits available to every employee of the company, not, as here, benefits and payments that are only available to the Company's senior

---

[1] "Workers' Compensation in California," University of California, Berkeley http://igs.berkeley.edu/library/htWorkersCompensation.htm (accessed February 3, 2009)

executives. Rule 14a-8(i)(3) does not permit Schwab to exclude the Proposal as a matter of ordinary business.

IV. The Proposal is not false and misleading under Rule 14a-8(i)(3).

The Company states that, "The central rationale for the AFL-CIO Proposal is that [Executive Chairman of the Board] Mr. Schwab's benefits should have been approved by stockholders." The Company attacks the Proposal as deficient under Rule 14a-8(i)(3) as false and misleading because, according to the Company, the Proposal's Supporting Statement "implies that payments [to Mr. Schwab] were not approved by the Company's stockholders."

The Company's argument here fails under the standards set forth in Staff Legal Bulletin 14B (CF) (September 15, 2004) which states that:

> it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company its directors, or its officers; ...

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

Schwab's argument for excluding the Proposal is precisely the sort of argument identified in Staff Legal Bulletin 14B. The Company complains that the Proposal "implies" that certain of Mr. Schwab's benefits were not approved by the Company's shareholders. The Proposal does nothing of the kind. In fact, the Proposal simply states that the Company's 2008 proxy estimated that payments to Mr. Schwab "would have been $64.5 million" if he had died in 2007.

The Company's claim that its 2003 proxy statement demonstrated that Mr. Schwab's employment and licensing agreements have already been approved by shareholders has no bearing on this matter because the Proposal is explicitly focused on "future" agreements.[2]

[2] The Company's March 28, 2003 proxy statement states that shareholder approval has been obtained for Mr. Schwab's employment agreement. It states nothing at all regarding the licensing agreement. The proxy statement describes only that the board of directors has approved the licensing agreement.

V. Conclusion

Schwab has failed to meet its burden of demonstrating that it is entitled to exclude the Proposal under Rule 14a-8(g).

The Proposal may not be excluded under Rules 14a-8(i)(2) and 14a-8(i)(6) because it is restricted to the Company's "future agreements and corporate policies" and is subordinate to the California Labor Code.

The Proposal is confined to benefits and payments for Schwab's senior executives and is not a matter of ordinary business, excludable under Rules 14a-(i)(7) and 14a-8(j).

The Proposal is not false and misleading under Rule 14a-8(i)(3).

Consequently, since Schwab has failed to meet its burden of demonstrating that it is entitled to exclude the Proposal under Rule 14a-8(g), the Proposal should come before the Company's shareholders at the 2009 Annual Meeting.

If you have any questions or need additional information, please do not hesitate to call me at 202-637-5335. I have enclosed six copies of this letter for the Staff, and I am sending a copy to Counsel for the Company.

Sincerely,

Robert E. McGarrah, Jr.
Counsel
Office of Investment

REM/ms
opeiu #2, afl-cio

cc: R. Scott McMillen, Vice President and Associate General Counsel,
The Charles Schwab Corporation

THE CHARLES SCHWAB CORPORATION

101 Montgomery Street San Francisco California 94104

January 7, 2009

By electronic transmission to shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Omission of Stockholder Proposal Submitted by the AFL-CIO Reserve Fund from the 2009 Proxy Statement of The Charles Schwab Corporation

Ladies and Gentlemen:

The Charles Schwab Corporation, a Delaware corporation listed on The Nasdaq National Market (the "Company"), respectfully requests confirmation that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action to the Commission, if, in reliance on the Company's interpretation of Rule 14a-8 under the Securities Exchange Act of 1934 (the "Exchange Act") set forth below, the Company excludes the proposal (the "AFL-CIO Proposal") submitted by the AFL-CIO Reserve Fund (the "Proponent"), dated November 5, 2008, from the Company's proxy statement and form of proxy (together, the "Proxy Materials").

In accordance with Staff Legal Bulletin No. 14D (November 7, 2008), the Company is submitting electronically: (1) this letter, which outlines the Company's reasons for excluding the Proposal from the Proxy Materials, (2) the Proponent's letter, dated November 5, 2008, attached as Exhibit A, setting forth the Proposal, and (3) a supporting opinion of counsel. In accordance with Rule 14a-8(j)(1), a copy of this submission is being sent simultaneously to the Proponent. The Company anticipates that its Proxy Materials will be finalized for typesetting and printing on or about March 16, 2009 and ready for filing with the Commission on or about March 30, 2009. We respectfully request that the Staff, to the extent possible, advise the Company with respect to the Proposal consistent with this timing.

The Proposal and Background

The AFL-CIO Proposal asks that the Board of Directors of the Company (the "Board") obtain stockholder approval "for any future agreements and corporate policies that would obligate the Company to make payments, grants or awards following the death of a senior executive." The proposal includes the following payments: salary, bonuses, accelerated vesting of awards, benefits, continuation of unvested equity grants, perquisites and other payments or benefits.

The AFL-CIO Proposal is properly excluded on three grounds. First, the AFL-CIO Proposal may be excluded under Rule 14a-8(i)(2) because it would, if implemented, cause the company to violate state labor laws regarding payment to employees for accidental death in the workplace, and it would be beyond the Company's power to implement under Rule 14a-8(i)(6). Second, it may be excluded under Rule 14a-8(i)(7) because it interferes with the company's ordinary business operations in providing death benefits to employees. Third, it may be excluded under Rule 14a-8(i)(3) because it falsely implies that the licensing agreement for the Company's founder, Charles Schwab, (which secures for the Company its right to use its brand name) was not approved by stockholders.

Grounds for Omission

The AFL-CIO Proposal, if implemented, would cause the Company to violate state law within the meaning of Rule 14a-8(i)(2) and is beyond the Company's power to implement within the meaning of Rule 14a-8(i)(6).

Rule 14a-8(i)(2) permits exclusion of a shareholder proposal if it "would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject." If implemented, the proposal would require the Company to violate California labor law mandating payments of benefits for death in the workplace.

The Company's principal executive offices are located in San Francisco, California, and the Company is subject to California's labor laws for its California employees, including worker's compensation laws. California Labor Code section 3600 places liability for compensation on employers for the work-related death of an employee. Labor Code sections 4701 and 4702 specify amounts payable as a death benefit, including an allowance paid to dependents ranging from $250,000 to $320,000, and burial costs for the employee. The AFL-CIO Proposal, if implemented, would require the Company to seek stockholder approval prior to payment of these benefits to senior executives, in conflict with the provisions of the California Labor Code.

Under Rule 14a-8(i)(6), a proposal may be excluded if the Company lacks the power or authority to implement the proposal. If implemented, the AFL-CIO Proposal would require the Company to undertake unlawful action, as discussed above. In addition, the Company has worker's compensation insurance, under which the insurance company makes payment under the policy for claims (including work-related death), and the Company is required to reimburse the amount of the deductible within 30 days. Under the terms of the policy, the Company would not be able to delay payments until it received stockholder approval, nor would it be able to negotiate future policies contingent on stockholder approval. The Company therefore believes that the AFL-CIO Proposal also may be excluded under Rule 14a-8(i)(6).

The AFL-CIO Proposal relates to the Company's ordinary business operations within the meaning of Rule 14a-8(i)(7).

Rule 14a-8(i)(7) permits exclusion of a shareholder proposal if it "deals with a matter relating to the company's ordinary business operations." The Staff has consistently permitted exclusion of shareholder proposals that affect employee benefits under Rule 14a-8(i)(7). *See, e.g., Chevron Corporation* (avail. January 29, 1998) (permitting exclusion of a proposal to discontinue domestic partners policies, including medical and other employee benefits, including death benefits for domestic partners of employees). Additionally, the Staff has noted on several occasions that where a proposal affects employee benefits, it may be excluded even if "the proposal mentions executive compensation." *General Motors Corp.* (avail. April 04, 2007) (permitting exclusion of a proposal to institute an executive compensation program that tracks progress in improving the fuel economy of the company's vehicles); *Exelon Corp.* (avail. Feb. 21, 2007) (permitting exclusion of a proposal forbidding executive incentive bonuses that accompany a reduction in retiree benefits). Even if a proposal is superficially aimed at executive benefits, it may be excluded if it affects employee benefits generally. *Hilton Hotels Corp.* (avail. Mar. 14, 2003) (permitting exclusion of a proposal that called for an accounting of executive retirement benefits where an accounting of all employee benefits would have been necessary to implement the proposal).

The AFL-CIO Proposal seeks to have the Company obtain stockholder approval before offering any benefits following the death of a senior executive. The Company maintains employee life insurance and accidental death and dismemberment insurance that pays a benefit on the death of an employee. These benefits apply to all employees, regardless of whether the employees are senior executives or not. Complying with the AFL-CIO Proposal would entail putting such broad-based benefit plans and insurance policies to a shareholder vote. Because this proposal affects insurance benefits that apply to all employees, this shareholder proposal deals with a matter relating to the Company's ordinary business operations under the no-action letters cited above and may be excluded under Rule 14a-8(i)(7).

The AFL-CIO Proposal is false and misleading within the meaning of Rule 14a-8(i)(3).

Rule 14a-8(i)(3) provides that a registrant may omit a proposal from its proxy statement "if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Staff clarified its approach in Staff Legal Bulletin 14B (September 15, 2004) ("SLB 14B"), in which it stated that a proposal was properly excluded where "the company demonstrates objectively that a factual statement is materially false or misleading." The prohibition against false and misleading statements applies not only to explicitly false statements, but also to proposals that assume or imply facts that are false. *See, e.g., Energy East Corp.* (avail. Feb. 12, 2007) (shareholder proposal properly excluded where it called for shareholder approval of a non-existent compensation committee report); *Duke Realty Corp.* (avail. Feb. 5, 2002) (language incorrectly implying that all directors must be independent impermissible); *General Magic, Inc.* (avail. May 1, 2000) (proposal that requested that the company make "no more false statements" to its stockholders properly excluded because the proposal created a false implication that the company tolerated the making of false statements to stockholders).

The AFL-CIO Proposal advocates shareholder approval of certain employee benefits and points to payments due under the employment and licensing agreement for the Company's founder, Charles Schwab, to show that "[t]he problem is well illustrated at our Company." This statement implies that the payments were not approved by the Company's stockholders. However, the employment and licensing agreements, which permit the Company to use Mr. Schwab's name and likeness (one of the Company's principal assets) have been approved by the Company's stockholders since the Company's inception, with the most recent agreement approved at the Company's 2003 annual meeting. See the Company's Proxy Statement filed with the Commission on March 28, 2003. Not only does the AFL-CIO Proposal falsely imply that Mr. Schwab's benefits were not approved by stockholders, it also implies that:

- such benefits are an illustration of the "problem" – incorrectly implying that the Company has a general practice of giving its employees death benefits without stockholder approval; and
- payments for the use of Mr. Schwab's name and likeness is somehow linked to overall compensation and performance, when it is in fact an agreement that secures the Company's most valuable asset, its brand name.

SLB 14B states that "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, [the Staff] may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading." The central rationale for the AFL-CIO Proposal is that Mr. Schwab's benefits should have been approved by stockholders. In order to correct the false implication that Mr. Schwab's benefits were not so approved, the AFL-CIO Proposal would require detailed and extensive editing. However, even if the Staff were to view the Proposal as not properly excluded in its entirety, the Supporting Statement must be revised to exclude the misleading statements pursuant to Rule 14a-8(i)(3).

Conclusion

For the reasons set forth above, the Company respectfully requests that the Staff confirm that it will not recommend enforcement action if the Company omits the AFL-CIO Proposal from its Proxy Materials, or in the alternative require that the AFL-CIO Proposal be revised to comply with Rule 14a-8(i)(3).

If you have any questions, please do not hesitate to contact the undersigned at (415) 636-3255.

Very truly yours,

R. Scott McMillen

R. Scott McMillen
Vice President and Associate General Counsel
Telephone: (415) 636-3255
Fax: (415) 636-5236
Email: scott.mcmillen@schwab.com

Exhibit A: AFL-CIO Reserve Fund Proposal

cc: Daniel F. Pedrotty, AFL-CIO Reserve Fund

EXHIBIT A

PROPOSAL

American Federation of Labor and Congress of Industrial Organizations

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

November 5, 2008

Sent by FAX and UPS Next Day Air

Ms. Carrie E. Dwyer, Executive Vice President,
General Counsel and Corporate Secretary
The Charles Schwab Corporation
101 Montgomery Street
San Francisco, California 94104

Dear Ms. Dwyer:

On behalf of the AFL-CIO Reserve Fund (the "Fund"), I write to give notice that pursuant to the 2008 proxy statement of The Charles Schwab Corporation (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2009 annual meeting of shareholders (the "Annual Meeting"). The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting. The Fund is the beneficial owner of 700 shares of voting common stock (the "Shares") of the Company and has held the Shares for over one year. In addition, the Fund intends to hold the Shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to me at (202) 637-5379.

Sincerely,

Daniel F. Pedrotty
Director
Office of Investment

DFP/ms
opeiu #2, afl-cio

Attachment

Shareholder Proposal

RESOLVED: The shareholders of Charles Schwab Corporation (the "Company") urge the board of directors to adopt a policy of obtaining shareholder approval for any future agreements and corporate policies that would obligate the Company to make payments, grants, or awards following the death of a senior executive in the form of salary, bonuses, accelerated vesting of awards or benefits, or the continuation of unvested equity grants, perquisites and other payments or benefits in lieu of compensation. This policy would not affect compensation that the executive earns and chooses to defer during his or her lifetime.

SUPPORTING STATEMENT

We support a compensation philosophy that motivates and retains talented executives and that ties their pay to the long-term performance of the Company. We believe that such an approach is needed to align the interests of executives with those of shareholders.

"Golden coffin" agreements, however, provide payment *without* performance, after an executive is dead. Companies claim that these agreements are designed to retain executives. But death defeats this argument. "If the executive is dead, you're certainly not retaining them," said Steven Hall, a compensation consultant." (*The Wall Street Journal,* 6/10/2008)

Senior executives have ample opportunities to provide for their estate by contributing to a pension fund, purchasing life insurance, voluntarily deferring compensation, or through other estate planning strategies. Often, these services are provided by or subsidized by the company. We see no reason to saddle shareholders with payments made without receiving any services in return. Peter Gleason, chief financial officer of the National Association of Corporate Directors, calls "golden coffin" arrangements a "bad idea." (*Financial Week,* 6/10/2008)

The problem is well illustrated at our Company. In its 2008 proxy, the Company estimated that if it had been required to make a payment at the end of 2007 upon the death of Chairman and CEO Charles Schwab, the cost would have been $64.5 million, representing many multiples of Mr. Schwab's 2007 compensation of $6.5 million. Most of the "golden coffin" payment, $55.8 million, is from a licensing agreement for 15 years after Mr. Schwab's death.

Consequently, we request that the Company adopt a policy of providing shareholders with a vote on agreements that would provide payments or awards after a senior executive's death and are unrelated to services rendered to the Company. We believe that such a shareholder approval requirement may induce restraint when parties negotiate such agreements.

Prior shareholder approval may not always be practical to obtain, and this proposal provides the flexibility to seek approval or ratification after the material terms are agreed upon.

We urge shareholders to vote FOR this proposal.

pillsbury

Pillsbury Winthrop Shaw Pittman LLP
50 Fremont Street | San Francisco, CA 94105-2228 | tel 415.983.1000 | fax 415.983.1200
MAILING ADDRESS: P. O. Box 7880 | San Francisco, CA 94120-7880

January 7, 2009

The Charles Schwab Corporation
120 Kearny Street
San Francisco, California 94108

Re: Shareholder Proposal Submitted by AFL-CIO Reserve Fund

Ladies and Gentlemen:

We have acted as California counsel to the Charles Schwab Corporation (the "Company") in connection with a proposal (the "Proposal") submitted by the AFL-CIO Reserve Fund (the "Proponent") that the Proponent intends to present at the Company's 2009 annual meeting of stockholders. In connection with this Proposal, you have requested our opinion as to a certain matter under the laws of the State of California.

We have reviewed copies of the Proposal and the accompanying material submitted to the Company by the Proponent in connection with the Proposal. In addition, we have reviewed such other documentation as we have deemed necessary or appropriate as a basis for our opinion set forth herein. We have assumed the conformity to the originals of all documents submitted to us as copies.

You have asked our opinion as to whether the Proposal, if implemented, would violate California law. For the reasons set forth below, in our opinion the Proposal, to the extent that it purports to cover certain state law–mandated death benefits to employees, would violate California law as explained below.

The Proposal provides:

> RESOLVED: The shareholders of [the Company] urge the board of directors to adopt a policy of obtaining shareholder approval for any future agreements and corporate policies that would obligate the Company to make payments, grants, or awards following the death of a senior executive in the form of salary, bonuses, accelerated vesting of awards or benefits, or the continuation of unvested equity grants, perquisites and other payments or benefits in lieu of compensation. This policy would not affect compensation that the executive earns and chooses to defer during his or her lifetime.

While incorporated in Delaware, the Company's principal executive office is located in San Francisco, California. The Company's principal operating subsidiary,

Charles Schwab & Co., Inc., is a California corporation with its principal executive offices in San Francisco, California. Most of the Company's executive officers reside and work in California. Accordingly, the Company's payments to and compensation of these California-resident executives are subject to California labor and employment laws.

California Labor Code section 3600 generally provides that liability for payment "exist[s] against an employer for any injury sustained by ... employees arising out of and in the course of the employment and for the death of any employee if the injury proximately causes death." California law specifies amounts payable as a death benefit under this provision, including payments to dependents equivalent to a temporary total disability indemnity under the law as well as burial expenses. Cal. Lab. Code §§ 4701 and 4702. Disputes regarding workers' compensation awards are adjudicated by the Workers' Compensation Appeals Board. Cal. Lab. Code § 5801. Subjecting the workers' compensation law–mandated amount to be paid to an employment to the approval of shareholders would violate the Company's obligation to pay such amount under California law. Cal. Lab. Code § 3600.

Workers' compensation awards must be paid promptly. Cal. Lab. Code § 5814. The only permitted reason for delay in payment of workers' compensation benefits, whether prior to or subsequent to an award, is genuine doubt from a legal or medical standpoint as to liability for the benefits. *Kerley v. Workmen's Comp. Appeals Bd.*, 4 Cal. 3d 223 (Cal. 1971); *Rivera v. Workers' Comp. Appeals Bd.*, 112 Cal. App. 4th 1124 (Cal. Ct. App. 2003). No exception is made in the law for approval of these benefits by the shareholders of an employer. By subjecting a workers' compensation payment to a delay for a shareholder vote, the Company would violate the prompt payment requirement of California law.

Furthermore, any employer or insurer that knowingly violates the prompt payment requirements of section 5814 with a frequency that indicates a general business practice is liable for administrative penalties up to $400,000 under Labor Code section 5814.6. Accordingly, if the Company were to implement the Proposal and adopt a policy that required shareholder approval prior to payment of death-related benefits to a senior executive covered by the California workers' compensation law without an exception for payments such as those described above, repeated delays imposed by the policy could be deemed to violate this provision of California law and subject the Company to administrative sanction.

This opinion is limited in all respects to matters governed by the laws of the State of California, as in effect on the date hereof, and we express no opinion concerning the laws of any other jurisdiction.

This opinion is furnished by us as counsel for the Company only to you and is solely for your use and benefit in connection with the matters discussed herein. We understand that you may furnish a copy of this opinion letter to the Securities and Exchange Commission in connection with the matters addressed herein and we consent to your doing so. Except as stated in this paragraph, this opinion may not be relied upon by you for any other purpose or relied upon by any other person or entity for any purpose, without our prior written consent.

Very truly yours,

Pillsbury Winthrop Shaw Pittman LLP